U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                             FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( )  Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b)

1.   Name and Address of Reporting Person:
     Moore, Jr., Robert J.
     34 Linnell Circle
     Nutting Lake, MA  01865

2.   Issuer Name and Ticker or Trading Symbol:
     Computer Devices, Inc. (CTDV)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year:
     June 1997

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person to Issuer (Check all applicable):
     ( )Director        (X)Officer (Vice President)
     (X) 10% Owner      ( ) Other (specify below):


                            TABLE I
  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
  ----------------------------------------------------------------------

No reporting information for this table.


                            TABLE II
  Derivative Securities Acquired, Disposed of, or Beneficially Owned
    (e.g., puts, calls, warrants, options, convertible securities)
    --------------------------------------------------------------

Derivative Number 1
-------------------

1. Title of Derivative Security:           Option to buy ClassA Common Stock.

2. Exercise Price of Derivative Security:  $0.04.

3. Transaction Date:                       June 20, 1997.

4. Transaction Code:                       M.

5. Number of Derivative Securities:        Disposed of (Excercised) 500,000.

6. Exercisable and Expiration Dates:       Not Applicable

7. Title and Amount of Underlying Securities:   500,000 shares of Class A
                                                Common Stock.



Derivative Number 2
-------------------

1. Title of Derivative Security:             Class A Common Stock.

2. Exercise Price of Derivative Security:    $0.04.

3. Transaction Date:                         June 20, 1997.

4. Transaction Code:                         M.

5. Number of Derivative Securities:          Acquired 500,000.

6. Exercisable and Expiration Dates:         Not Applicable

7. Title and Amount of Underlying Securities:   500,000 shares of Class B
                                                Common Stock.


NOTE:     As of June 30, 1997 the reporting person held directly:
          (a) 510,810 shares of Class A Common Stock including 500,000 shares referred to above (convertible to 510,810 shares of Class B Common Stock).
          (b) an option to buy up to 60,000 shares of Class A Common Stock @ $0.04 per share expiring November 10, 1997.
          (c) an option to buy up to 50,000 shares of Class A Common Stock @ $0.055 per share expiring March 22, 1999.
          (d) an option to buy up to 90,000 shares of Class A Common Stock @ $0.04 per share expiring October 18, 2001.




S/ Robert J. Moore, Jr.                      July 9, 1997
-------------------------------              -------------------
**Signature of Reporting Person              Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).